SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             AMERICAN STORES COMPANY

                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)

                         (Title of Class of Securities)

                                   030096 10 1

                                 (CUSIP Number)

  GEORGE L. MOOSMAN, P. O. BOX 2526, SALT LAKE CITY, UT  84110, (801) 539-0119

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JUNE 14, 1995

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

Check the following box if a fee is being paid with the statement ". (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP NO.     030096 10 1                       PAGE    2     OF    8    PAGES
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

                  1                    NAMES OF REPORTING PERSONS
                                       SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                 LENNIE SAM SKAGGS
                                                 S.S. NO.:  ###-##-####

                  2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) x
                                                                                                                      (b)

                  3                    SEC USE ONLY


                  4                    SOURCE OF FUNDS*
                                                 OO - NO FUNDS UTILIZED FOR ACQUISITION

                  5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                                       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                  6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 U.S.

                                            7       SOLE VOTING POWER
                                                              0
 NUMBER OF SHARES BENEFICIALLY OWNED
    BY EACH REPORTING PERSON WITH

                                            8       SHARED VOTING POWER
                                                              27,443,078

                                            9       SOLE DISPOSITIVE POWER
                                                              0

                                           10       SHARED DISPOSITIVE POWER
                                                              27,443,078

                 11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 27,443,078

                 12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                       CERTAIN SHARES                                                                           x
                                       (See Instructions)*

                 13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 18.5%

                 14                    TYPE OF REPORTING PERSON*
                                                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D


CUSIP NO.     030096 10 1                               PAGE    3     OF    8    PAGES


                  1                    NAMES OF REPORTING PERSONS
                                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                                                 ALINE W. SKAGGS
                                                 S.S. NO.:  ###-##-####

                  2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) X
                                                                                                                               (B)



                  3                    SEC USE ONLY




                  4                    SOURCE OF FUNDS*
                                                 OO - NO FUNDS UTILIZED FOR ACQUISITION

                  5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                                       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)



                  6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 U.S.

                                            7       SOLE VOTING POWER
                                                              0
 NUMBER OF SHARES BENEFICIALLY OWNED
    BY EACH REPORTING PERSON WITH

                                            8       SHARED VOTING POWER
                                                              27,443,078

                                            9       SOLE DISPOSITIVE POWER
                                                              0

                                           10       SHARED DISPOSITIVE POWER
                                                              27,443,078

                 11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 27,443,078

                 12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                       CERTAIN SHARES                          x
                                       (See Instructions)*



                 13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 18.5%

                 14                    TYPE OF REPORTING PERSON*
                                                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

CUSIP No.     030096 10 1                               PAGE    4     OF    8    PAGES


                  1                    NAMES OF REPORTING PERSONS
                                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                 ALSAM TRUST
                                                 IRS NO.:  87 6197556

                  2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) x
                                                                                                                               (b)

                  3                    SEC USE ONLY


                  4                    SOURCE OF FUNDS*
                                                 OO - NO FUNDS UTILIZED FOR ACQUISITION

                  5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                                       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                  6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 UTAH

                                            7       SOLE VOTING POWER
                                                              0
 NUMBER OF SHARES BENEFICIALLY OWNED
    BY EACH REPORTING PERSON WITH

                                            8       SHARED VOTING POWER
                                                              0

                                            9       SOLE DISPOSITIVE POWER
                                                              0

                                           10       SHARED DISPOSITIVE POWER
                                                              24,515,008

                 11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 24,515,008

                 12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                       CERTAIN SHARES                         o
                                       (See Instructions)*

                 13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 16.5%

                 14                    TYPE OF REPORTING PERSON*
                                                 OO - TRUST

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on January 15, 1992 by Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"), as amended by Amendment No. 1 thereto filed on February 28, 1995. The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs, Aline W. Skaggs or the Trust (collectively the "Reporting Persons") are, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

Item 5.  Interest in Securities of Issuer

     (a) As of May 26, 1995, the Company had outstanding 148,465,419 shares of Common Stock, $1.00 par value per share, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995. On the date of this Schedule, the Reporting Persons may each be deemed to be the beneficial owner of the 24,515,008 shares of Common Stock held of record by the Trust. Such shares constitute 16.5% of the total outstanding shares of the Company's Common Stock.

          Mr. and Mrs. Skaggs may also be deemed to be the beneficial owners of 2,591,530 shares of Common Stock owned by the ALSAM Foundation, a charitable foundation, and 336,540 shares of Common Stock owned by the Vivian Skaggs Armstrong Foundation for Roman Catholic and Community Charities, a charitable foundation. Such shares represent approximately 2% of the Company's outstanding shares. Mr. and Mrs. Skaggs are members of the managing committee and the board of directors, respectively, of such charitable foundations and, in these fiduciary capacities, share voting and dispositive power with respect to the shares of Common Stock owned by the foundations. Mr. and Mrs. Skaggs do not have any pecuniary interest in the shares owned by either foundation and each disclaims beneficial ownership of such shares.

     (b) Mr. and Mrs. Skaggs each have shared voting and shared dispositive power with respect to the 24,515,008 shares held of record by the Trust. Mr. and Mrs. Skaggs also have shared voting and dispositive power with respect to the 2,591,530 shares owned by the ALSAM Foundation and the 336,540 shares owned by the Vivian Skaggs Armstrong Foundation. The Trust has shared dispositive power with respect to the 24,515,008 shares it holds of record.

     (c)  None.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    June 14, 1995.



                                      /s/  Lennie Sam Skaggs
                              LENNIE SAM SKAGGS, individually


38117-1


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    June 14, 1995.



                                     /s/  Aline W. Skaggs
                              ALINE W. SKAGGS, individually


38117-1


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    June 14, 1995.

                              THE ALSAM TRUST



                              BY:     /s/  Don L. Skaggs
                                 DON L. SKAGGS, Trustee



                              BY:    /s/  Michael T. Miller
                                 MICHAEL T. MILLER, Trustee



                              BY:    /s/  George L. Moosman
                                 GEORGE L. MOOSMAN, Trustee




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